U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.     )

                           DIAMOND HITTS PRODUCTION, INC.
                                    COMMON STOCK

                            25264T-10-4 (CUSIP NUMBER)

                             10134 6th Street, Suite J
                            Rancho Cucamonga, CA  91730

         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                               June 21, 2001

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  MARK CRIST, Social
Security No.: ###-##-####

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)___________________________________________________________
(b)___________________________________________________________

3.  SEC Use Only:
______________________________________________________________

4.  Source of Funds (See Instructions):  OO
______________________________________________________________

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
______________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen
________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  15,000,000
________________________________________________________________

8.  Shared Voting Power:
________________________________________________________________

9.  Sole Dispositive Power:  15,000,000
________________________________________________________________

10. Shared Dispositive Power:
________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
15,000,000
________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares:
________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 6.86%
________________________________________________________________

14.  Type of Reporting Person:  IN
________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
________________________________________________________________
________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Diamond Hitts Production, Inc.
Common Stock, $.001 par value
10134 6th Street, Suite J
Rancho Cucamonga, CA  91730

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Mark Crist
(b)  5753 Santa Ana Canyon road, Suite G-243, Anaheim Hills, CA 92807
(c)  None
(d)  None
(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mark Crist agreed to perform certain management services for the Issuer in exchange for 15,000,000 shares of stock of the Issuer.
Mark Crist currently owns 15,000,000 shares of common stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with a qualified person to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, Mark Crist provides dat to day management services and business advice to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mark Crist acquired 15,000,000 of the common shares of the Issuer on June 21, 2001. After Mark Crist's acquisition of
15,000,000 on June 21, 2001, such amount represents approximately 6.86% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date: 6/25/01                         /s/  Mark Crist_________________
                                           Mark Crist